Exhibit 99.1

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	As of June, 30	As of December, 31	As of December, 31
	2023	2023	2023
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥104,125,800	¥121,848,777	$17,162,041
Restricted cash	731,545	3,904	550
Short-term investments	184,184,455	133,950,650	18,866,554
Notes receivable	3,742,390	12,532,717	1,765,196
Accounts receivable, net	27,453,415	30,813,885	4,340,045
Inventories, net	6,330,701	1,855,535	261,347
Other receivables, net	2,185,733	4,184,778	589,414
Loans to third parties	123,055,874	79,374,144	11,179,614
Purchase advances, net	2,680,456	1,996,413	281,189
Contract costs, net	49,572,685	37,323,824	5,256,951
Prepaid expenses	350,119	295,384	41,603
Operating lease right-of-use assets, net - current (including ¥nil and ¥113,361 ($15,967) from a related party as of June 30, 2023 and December 31, 2023, respectively)		879,288	123,845
Total current assets	504,413,173	425,059,299	59,868,349

Property and equipment, net	24,752,864	23,492,024	3,308,782
Long-term other receivables, net	3,640	—	—
Long-term loan to third parties	—	18,500,000	2,605,671
Operating lease right-of-use assets, net - non-current (including ¥335,976 and ¥nil from a related party as of June 30, 2023 and December 31, 2023, respectively)	2,654,900	16,204,906	2,282,413
Total Assets	¥531,824,577	¥483,256,229	$68,065,215

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,451,481	¥12,336,285	$1,737,529
Accounts payable	10,791,721	12,062,861	1,699,018
Other payables	5,819,010	1,688,166	237,773
Other payable- related parties	2,592,395	2,209,017	311,134
Contract liabilities	2,748,365	4,888,749	688,566
Accrued payroll and employees’ welfare	2,382,516	2,399,919	338,022
Taxes payable	1,163,006	1,702,898	239,848
Short-term borrowings - related parties	20,018,222	20,019,889	2,819,742
Operating lease liabilities - current (including ¥335,976 and ¥113,361 ($15,967) from a related party as of June 30, 2023 and December 31, 2023, respectively)	3,066,146	1,038,354	146,248
Warrant liability - current		8,519,880	1,200,000
Total Current Liabilities	61,032,862	66,866,018	9,417,880

Operating lease liabilities - non-current (including ¥nil and ¥nil from a related party as of June 30, 2023 and December 31, 2023, respectively)	25,144	25,869	3,644
Warrant liability - non-current	31,615,668	993,986	140,000
Total Liabilities	92,673,674	67,885,873	9,561,524

Commitments and Contingencies

Equity
Class A Ordinary Shares, $0.0001 US dollar par value, 500,000,000 shares authorized; 2,306,295 shares and 2,371,573 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively*	26,932	27,791	3,914
Class B Ordinary Shares, $0.0001 US dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively*	4,693	4,693	661
Additional paid-in capital*	580,340,061	584,275,905	82,293,540
Statutory reserve	4,148,929	4,148,929	584,364
Accumulated deficit	(170,440,826)	(192,994,848)	(27,182,756)
Accumulated other comprehensive income	35,127,173	30,517,774	4,298,339
Total shareholders’ equity	449,206,962	425,980,244	59,998,062
Non-controlling interests	(10,056,059)	(10,609,888)	(1,494,371)
Total equity	439,150,903	415,370,356	58,503,691
Total Liabilities and Equity	¥531,824,577	¥483,256,229	$68,065,215

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended
	December 31,
	2022	2023	2023
	RMB	RMB	USD

Revenue
Revenue	¥45,559,591	¥45,256,672	$6,374,269
Revenue	45,559,591	45,256,672	6,374,269

Cost of revenue
Cost of revenue	32,427,772	33,150,930	4,669,211
Cost of revenue	32,427,772	33,150,930	4,669,211

Gross profit	13,131,819	12,105,742	1,705,058

Selling and distribution expenses	4,021,899	4,547,115	640,448
General and administrative expenses	26,212,540	22,042,042	3,104,557
Allowance for (net recovery of) credit losses	(7,141,708)	1,553,364	218,787
Research and development expenses	5,109,302	6,765,287	952,871
Operating expenses	28,202,033	34,907,808	4,916,663

Loss from operations	(15,070,214)	(22,802,066)	(3,211,605)

Other income (expenses)
Subsidy income	85,602	131,428	18,511
Interest income	5,187,649	12,060,640	1,698,706
Interest expense	(169,091)	(1,683,289)	(237,086)
Loss in fair value changes of warrants liability	(20,097,665)	(1,941,195)	(273,412)
Foreign exchange transaction gain (loss)	42,455	(76,040)	(10,710)
Other income (expenses)	157,753	(8,701,288)	(1,225,550)
Other income, net	(14,793,297)	(209,744)	(29,541)
Loss before income tax	(29,863,511)	(23,011,810)	(3,241,146)
Income tax expenses	9,180	96,041	13,527
Net loss	(29,872,691)	(23,107,851)	(3,254,673)

Less: Net loss attributable to non-controlling interests	3,727	(553,829)	(78,005)
Net loss attributable to Recon Technology, Ltd	¥(29,876,418)	¥(22,554,022)	$(3,176,668)

Comprehensive income (loss)
Net loss	(29,872,691)	(23,107,851)	(3,254,673)
Foreign currency translation adjustment	9,663,701	(4,609,399)	(649,220)
Comprehensive loss	(20,208,990)	(27,717,250)	(3,903,893)
Less: Comprehensive Income (loss) attributable to non- controlling interests	3,727	(553,829)	(78,005)
Comprehensive loss attributable to Recon Technology, Ltd	¥(20,212,717)	¥(27,163,421)	$(3,825,888)

Loss per share - basic and diluted*	¥(15.46)	¥(8.27)	$(1.16)

Weighted - average shares -basic and diluted*	1,932,544	2,728,056	2,728,056

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

								Accumulated
					Additional			Other
					Paid-in	Statutory	Accumulated	Comprehensive	Shareholders'	Non-controlling	Total	Total
	Common Stock				Capital*	Reserve	deficit	income	Equity	Interest	Equity	Equity
	Number of		Number of
	Class A	Amount	Class B	Amount
	Shares*	(RMB)*	Shares	(RMB)*	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

Balance, June 30, 2022	1,704,766	19,461	4,100,000	2,604	516,426,799	4,148,929	(111,273,525)	11,307,461	420,631,729	(7,746,968)	412,884,761	58,153,603

Restricted shares issued for services	—	—	—	—	4,304,857	—	—	—	4,304,857	—	4,304,857	606,326
Restricted shares issued for management	—	—	—	—	1,796,417	—	—	—	1,796,417	—	1,796,417	253,020
Net income (loss) for the period	—	—	—	—	—	—	(29,876,418)	—	(29,876,418)	3,727	(29,872,691)	(4,207,481)
Foreign currency translation adjustment	—	—	—	—	—	—	—	9,663,701	9,663,701	—	9,663,701	1,361,104
Balance, December 31, 2022	1,704,766	¥19,461	4,100,000	¥2,604	¥522,528,073	¥4,148,929	¥(141,149,943)	¥20,971,162	¥406,520,286	¥(7,743,241)	¥398,777,045	$56,166,572

Balance, June 30, 2023	2,306,295	26,932	7,100,000	4,693	580,340,061	4,148,929	(170,440,826)	35,127,173	449,206,962	(10,056,059)	439,150,903	61,853,111

Restricted shares issued for services	—	—	—	—	1,070,143	—	—	—	1,070,143	—	1,070,143	150,726
Proceeds from Pre-Funded warrants	65,278	859	—	—	(859)	—	—	—	—	—	—	—
Restricted shares issued for management	—	—	—	—	2,866,560	—	—	—	2,866,560	—	2,866,560	403,747
Net loss for the period	—	—	—	—	—	—	(22,554,022)	—	(22,554,022)	(553,829)	(23,107,851)	(3,254,673)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,609,399)	(4,609,399)	—	(4,609,399)	(649,220)
Balance, December 31, 2023	2,371,573	¥27,791	7,100,000	¥4,693	¥584,275,905	¥4,148,929	¥(192,994,848)	¥30,517,774	¥425,980,244	¥(10,609,888)	¥415,370,356	$58,503,691

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	US Dollars
Cash flows from operating activities:
Net loss	¥(29,872,691)	¥(23,107,851)	$(3,254,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,952,625	1,426,971	200,985
Loss (gain) from disposal of equipment	(12,782)	32,252	4,543
Gain in fair value changes of warrants liability	20,097,665	10,461,075	1,473,412
Allowance for (net recovery of) credit losses	(7,141,708)	1,553,364	218,787
Allowance for slow moving inventories	245,990	(350,637)	(49,386)
Amortization of right of use assets	1,627,888	570,959	80,418
Restricted shares issued for management and employees	1,796,417	2,866,560	403,747
Restricted shares issued for services	4,304,857	1,070,143	150,726
Accrued interest income from loans to third parties	(3,757,041)	(4,415,298)	(621,882)
Accrued interest income from short-term investment	—	(2,352,250)	(331,307)
Changes in operating assets and liabilities:
Notes receivable	2,356,367	(8,790,327)	(1,238,092)
Accounts receivable	(12,501,742)	(4,412,034)	(621,422)
Inventories	(1,158,138)	4,863,435	685,000
Other receivables	(9,673,906)	5,465,227	769,761
Purchase advances	(449,477)	558,040	78,598
Contract costs	9,765,091	10,442,916	1,470,854
Prepaid expense	10,345	54,734	7,709
Prepaid expense - related parties	275,000	—	—
Operating lease liabilities	(1,619,168)	(2,027,067)	(285,506)
Accounts payable	247,387	1,271,140	179,036
Other payables	(1,414,691)	(4,103,150)	(577,918)
Other payables-related parties	231,133	(383,378)	(53,998)
Contract liabilities	(1,945,877)	2,140,385	301,467
Accrued payroll and employees’ welfare	27,710	17,399	2,451
Taxes payable	677,510	537,591	75,718
Net cash used in operating activities	(25,931,236)	(6,609,801)	(930,972)

Cash flows from investing activities:
Purchases of property and equipment	(821,272)	(216,082)	(30,435)
Proceeds from disposal of equipment	31,950	20,000	2,817
Purchase of land use right	—	(15,000,251)	(2,112,741)
Repayments of loans to third parties	25,194,900	44,613,948	6,283,743
Payments made for loans to third parties	(58,488,100)	(16,600,000)	(2,338,061)
Payments for short-term investments	—	(131,598,400)	(18,535,247)
Redemption of short-term investments	—	180,338,865	25,400,198
Net cash (used in) generated by investing activities	(34,082,522)	61,558,080	8,670,274

Cash flows from financing activities:
Proceeds from short-term bank loans	1,000,000	—	—
Repayments of short-term bank loans	—	(123,000)	(17,324)
Proceeds from short-term borrowings-related parties	10,000,000	10,000,000	1,408,471
Repayments of short-term borrowings-related parties	(9,000,000)	(10,018,222)	(1,411,037)
Repayments of long-term borrowings-related party	(476,927)	—	—
Redemption of warrants	—	(31,866,604)	(4,488,317)
Net cash provided by (used in) financing activities	1,523,073	(32,007,826)	(4,508,207)

Effect of exchange rate fluctuation on cash and restricted cash	10,633,748	(5,945,117)	(837,352)

Net increase (decrease) in cash and restricted cash	(47,856,937)	16,995,336	2,393,743
Cash and restricted cash at beginning of year	317,698,417	104,857,345	14,768,848
Cash and restricted cash at end of year	¥269,841,480	¥121,852,681	$17,162,591

Supplemental cash flow information
Cash paid during the year for interest	¥624,321	¥468,440	$64,601
Cash paid during the year for taxes	¥9,180	¥16,505	$2,276

Reconciliation of cash and restricted cash, beginning of year
Cash	¥316,974,857	¥104,125,800	¥14,665,812
Restricted cash	723,560	731,545	103,036
Cash and restricted cash, beginning of year	¥317,698,417	¥104,857,345	$14,768,848

Reconciliation of cash and restricted cash, end of year
Cash	¥269,111,420	¥121,848,777	¥17,162,041
Restricted cash	730,060	3,904	550
Cash and restricted cash, end of year	¥269,841,480	¥121,852,681	$17,162,591

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥—	¥298,783	$41,204
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥43,881	¥—	$—
Inventories transferred to and used as fixed assets	¥(65,456)	¥—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”, “We” or “Our”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. By far, the Company provides specialized equipment, automation systems, tools, chemicals, outsourcing platform services and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

VIEs:

The Company, along with its wholly-owned subsidiaries Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that operate in the Chinese energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders (collectively the “VIE Agreements”). Pursuant to these VIE Agreements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. The VIE agreements are designed to render the Company as the primary beneficiary of and entitle the Company of rights to consolidate each Domestic Company for accounting purposes. We believe that the Domestic Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs.

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon-HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co., Ltd (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established on May 23, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥27,495,000 ($3,872,590) as of December 31, 2023. BHD owned an equity interest of 49% of Gan Su BHD, and the remaining 51% equity interests was owned by an individual shareholder upon incorporation of Gan Su BHD. On September 25, 2017, the individual shareholder became the minority shareholder by transferring 2.0% equity shares to BHD. On April 26, 2021, the minority shareholder of Gan Su BHD transferred 15.4% of her equity interest to BHD. On May 19, 2021, the minority shareholder transferred 3.6% of her equity interest and BHD transferred 15.4% of its equity interest of Gan Su BHD to Nanjing Recon. There was no consideration paid for the transfers, and after the transfers, BHD owns equity an interest of 51% and Nanjing Recon owns an equity interest of 19% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50.0 million. The paid in capital was ¥4,200,000 ($591,558) as of December 31,2023. BHD owned an equity interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,827,276) and ¥12,500,000 ($1,812,041) respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As the energy consumption market opened to private and foreign companies, and online payment technology developed, the Domestic Companies began to invest in the downstream of the oil industry. On December 15, 2017, BHD and Nanjing Recon entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which the Domestic Companies acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, the Domestic Companies entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our VIEs’ ownership interest in FGS shall increase from 8% to 43%, in exchange for their investment in FGS for a total amount of ¥10 million in cash and the issuance of 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares to the other shareholders of FGS with certain conditions. As of June 30, 2019, the Domestic Companies invested an aggregate amount of ¥35,116,707 in FGS and issued 487,057 (27,059 shares post 2024 Reverse Split) restricted shares in total to other shareholders of FGS, and the Domestic Companies’ ownership interest in FGS has increased to 43%. On February 4, 2021, Nanjing Recon and BHD, entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Domestic Companies collectively own 51% interest of FGS and began to consolidate the financial results of FGS since January 2021. Through the fourth supplemental agreement, the Domestic Companies waived the requirement on FGS’ performance goal about the number of gas stations. Accordingly, the Domestic Companies agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of the additional 8% equity ownership of FGS.

The VIE contractual arrangements

The Company’s main operating entities, the Domestic Companies, are controlled through contractual arrangements by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

The Company is deemed to have a controlling financial interest in and be the primary beneficiary of the Domestic Companies because it has both of the following characteristics:

●	The power to direct activities of the Domestic Companies that most significantly impact such entities’ economic performance, and
●	The obligation to absorb losses of, and the right to receive benefits from, the Domestic Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Domestic Companies shall pay service fees equal to all of their net profit after tax payments to the Company. Accordingly, the Company has the right to absorb 90% of net interest or 100% of net loss of those Domestic Companies for accounting purposes. Such contractual arrangements are designed so that the operations of the Domestic Companies are solely for the benefit of the Company, and therefore the Company must consolidate the Domestic Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs and the shareholders of the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIEs;

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and the VIEs to restructure the relevant ownership structure or operations; or
●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exercise its rights as the primary beneficiary over the VIEs and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and the VIEs’ subsidiaries. However, when the VIEs and the VIEs’ subsidiaries ever need financial support, the Company or its subsidiaries has, at its option and subject to statutory limits and restrictions, provided financial support to the VIEs and the VIEs’ subsidiaries through loans to the VIEs and the VIEs’ subsidiaries.

Non-VIE:

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and the following PRC legal entities that operate in the Chinese chemical recycling industry:

1.	Shandong Recon Renewable Resources Technology Co., Ltd. (“Shandong Recon”)
2.	Guangxi Recon Renewable Resources Technology Co., Ltd. (“Guangxi Recon”)

On October 10, 2023, Shandong Recon Renewable Resources Technology C0., Ltd (“Shandong Recon”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million. The paid in capital was $10.0 million as of this report date. Shandong Recon focuses on the Plastic chemical cycles business. On February 22, 2024, Guangxi Recon Renewable Resources Technology Co., Ltd. (“Guangxi Recon”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million., focusing on the Plastic chemical cycles business. The paid in capital was $1.0 million as of this report date.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) providing services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, (4) designing, testing and implementing solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services, and (5) developing, upgrading and maintaining the online operation and cooperation platform of gas stations, marketing and promotion services, (6) Plastic chemical cycles business, etc.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and are expressed in United States dollars (“US dollars”).

Principles of Consolidation – The consolidated financial statements include the accounts of the Company, all the subsidiaries, VIEs and subsidiaries of VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the

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entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is US dollars and the consolidated financial statements have been expressed in Chinese Yuan (“RMB”) as RMB is the Company’s reporting currency. The consolidated financial statements as of and for the six months ended December 31, 2023 have been translated into US dollars solely for the convenience of the readers. The translation has been made at the rate of ¥7.0999 = US$1.00, the approximate exchange rate prevailing on December 31, 2023. These translated US dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into US dollars.

Estimates and Assumptions - The preparation of the consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share-based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future

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amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings due to related party approximate its fair value because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Short-term investments - Short-term investments include wealth management products, which are certain deposits with fixed interest rates and the principal are guaranteed by the financial institutions. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities within one year. The interest earned is recognized in the consolidated statements of operations and comprehensive income (loss) as interest income. As of June 30, 2023 and December 31, 2023, the Company had short-term investments balance of ¥184.2 million and ¥134.0 million ($18.9 million), including accrued interests of ¥2.9 million and ¥2.4 million ($331,307), respectively.

Accounts Receivables, Net, Other Receivables, Net and Loan to Third Parties - Accounts receivables are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The net recovery of provision for credit loss for the six months ended December 31, 2023 decreased by approximately ¥3.1 million ($0.4 million) from the six months ended December 31, 2022.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;

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●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Notes Receivable - Notes receivable represent short-term notes receivable the Company receives from its customers as payment for amounts owed to the Company in normal course of business operation. The notes receivables are issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance.

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Market value of the inventories is determined based on its estimated net realizable value, which is generally the selling price less normally predictable costs of disposal and transportation. The Company records write-downs of inventory that is obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values. Inventory write-downs are charged to cost of revenue and establish a new cost basis for the inventory.

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	3-5 years
Office equipment and fixtures	2-5 years
Production equipment, including:
Equipment	10 years
Utilities and Facilities	20 years
Leasehold improvement	Lesser of useful life and lease term

Construction in progress includes property and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of assets acquired. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit would be considered impaired. To measure the amount of the impairment loss, the implied fair value of a reporting unit’s goodwill is compared to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. For each of these tests, the fair value of each of the Company’s reporting units is determined using a combination of valuation

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techniques, including a discounted cash flow methodology. To corroborate the discounted cash flow analysis performed at each reporting unit, a market approach is utilized using observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). The Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as “Step 0.” Step 0 involves qualitative assessment, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the goodwill impairment test. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the Step 2 must be performed to measure the amount of the impairment loss, if any. The Company has adopted Accounting Standards Updates (“ASU”) 2017-04, simplifying the Test for Goodwill Impairment, which permits the Company to impair the difference between carrying amounts in excess of the fair value of the reporting unit as the reduction in goodwill. ASU 2017-04 eliminates the requirement in previous GAAP to perform Step 2 of the goodwill impairment test. The Company considers various factors in performing the qualitative test, including macroeconomic conditions, industry and market considerations, the overall financial performance of the Company’s reporting units, the Company’s share price and the excess amount or “cushion” between the Company reporting unit’s fair value and carrying value as indicated on the Company’s most recent quantitative assessment.

Intangible Assets, Net – Intangible assets is composed of customer relationship, which is measured at fair value on initial recognition. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. The Company considers the events or changes in circumstances that may indicate the impairment of the Company’s long-lived assets, such as a significant decrease occurs in the market price of a long-lived asset (or asset group); a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company concluded that there was no impairment for the long-lived assets for the six months ended December 31, 2022 and 2023 respectively. As of December 31, 2023, all Long-Lived Assets were fully impaired.

Long-term Investments - ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-	Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-	Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity

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method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-	Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the six months ended December 31, 2022 and 2023. The Company recorded no investment income on its equity method investment in unconsolidated entities during the six months ended December 31, 2022 and 2023, respectively.

Business Combinations - The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive income (loss).

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive income (loss).

Non-controlling Interests - For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operation and comprehensive income (loss) to distinguish the interests from that of the Company.

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Disaggregation of Revenue

Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenue for the six months ended December 31, 2022 and 2023 is disclosed in Note 24.

Automation Products and Software; Equipment, Accessories and Others

The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides online platform development, maintenance, and operation services to gas stations around different provinces in China to complete online transactions; and API (application programming interface) port export service and related maintain services to business cooperators of different industries that may have transactions in the refueling scenario during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly, based on a per transaction basis.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Contract costs, net	¥49,572,685	¥37,323,824	$5,256,951
Contract liabilities	¥2,748,365	¥4,888,749	$688,566

Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2023. The amount of revenue recognized during the six months ended December 31, 2022 and 2023 that was previously included within contract liability balances was ¥1,901,277, and ¥1,689,759 ($237,998), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2023, the Company did calculation and the amount was not material as end of December 31, 2023.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including the design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥101,550 and ¥342,878 ($48,293) for the six months ended December 31, 2022 and 2023, respectively.

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces and land use rights, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was ¥834,975 ($117,604) and ¥834,975 impairment for ROU lease assets as of December 31, 2023 and June 30, 2023.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of December 31, 2023 and June 30, 2023.

As of December 31, 2023, the tax years ended December 31, 2018 through December 31, 2023 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive Income (Loss) - Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) per Share - Earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS are computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method).

Given the fact that the “2024 Reverse Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the weighted average number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-18 reverse stock split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2024 Reverse Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the 1/18 ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. To calculate EPS equally for all ordinary shares, the Company use the sum of the weighted average number of Class A Ordinary Shares outstanding and one-eighteenth of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the six months ended December 31, 2022 and 2023:

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Recon Technology, Ltd	¥(29,876,418)	¥(22,554,022)	$(3,176,668)

Denominator:
Weighted-average number of ordinary shares outstanding – basic*	1,932,544	2,728,056	2,728,056
Class A Ordinary Shares*	1,704,766	2,333,612	2,333,612
Class B Ordinary Shares (used for EPS calculation) **	227,778	394,444	394,444
Potentially dilutive shares from outstanding options/warrants/convertible notes	—	—	—
Weighted-average number of ordinary shares outstanding – diluted*	1,932,544	2,728,056	2,728,056

Earnings (loss) per share – basic*	¥(15.46)	¥(8.27)	$(1.16)
Earnings (loss) per share – diluted*	¥(15.46)	¥(8.27)	$(1.16)
*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.
**

The weighted average number of Class B Ordinary Shares outstanding and number used for EPS calculation has been retrospectively adjusted and converted by a ratio of 1/18 to reflect the actual dividend rate of Class B Ordinary Share after the 2024 Reverse Split.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Warrants - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

The estimated liabilities accrued by the company for potential future substantial transaction compensation under the Warrant Purchase Agreement are classified and displayed as "warrants liability" in the financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2017-04 will have on its condensed consolidated financial statement presentation or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2017-04 will have on its condensed consolidated financial statement presentation or disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Third Parties	RMB	(Unaudited)	(Unaudited)
Trade accounts receivable	¥27,606,257	¥31,553,107	$4,444,162
Allowance for credit losses	(152,842)	(739,222)	(104,117)
Total third-parties, net	¥27,453,415	¥30,813,885	$4,340,045

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Third Parties- long-term	RMB	(Unaudited)	(Unaudited)
Trade accounts receivable	¥842,607	¥1,307,791	$184,199
Allowance for credit losses	(842,607)	(1,307,791)	(184,199)
Total third-parties, net	¥—	¥—	$—

Net recovery of provision made for credit losses of accounts receivable due from third parties was ¥4,012,249 for the six months ended December 31, 2022. Provision for credit losses of accounts receivable due from third parties was ¥1,051,564 for the six months ended December 31, 2023.

As the date of this report, approximately 28.6%, or ¥8.8 million ($1.2 million) of net outstanding balance as of December 31, 2023 has been collected.

Movement of allowance for doubtful accounts is as follows:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥9,612,470	¥995,449	$140,206
Charge to (reversal of) credit losses	(8,767,356)	1,051,564	148,110
Foreign currency translation adjustments	150,335	—	—
Ending balance	¥995,449	¥2,047,013	$288,316

NOTE 4. NOTES RECEIVABLE

Notes receivable represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which ranged from three to six months from the date of issuance. As of June 30, 2023 and December 31, 2023, notes receivable was ¥3,742,390 and ¥12,532,717 ($1,765,196), respectively. As of June 30, 2023 and December 31, 2023, no notes were guaranteed or collateralized. As the date of this report, 100.0%, or ¥12.5 million ($1.8 million) have been subsequently collected.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Third Party	RMB	(Unaudited)	(Unaudited)
Business advances to officers and staffs (A)	¥854,162	¥1,849,761	$260,533
Deposits for projects	1,247,992	1,224,966	172,533
VAT recoverable	690,053	577,545	81,346
Others	1,392,126	1,134,950	159,854
Allowance for credit losses	(1,994,960)	(602,444)	(84,852)
Subtotal	2,189,373	4,184,778	589,414
Less: Long term portion (B)	(3,640)	—	—
Other receivable - current portion	¥2,185,733	¥4,184,778	$589,414
(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.
(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Provision for credit losses of other receivables was ¥549,132 for the six months ended December 31, 2022. Net recovery of provision for credit losses of other receivables was ¥1,392,516 for the six months ended December 31, 2023.

Movement of allowance for credit losses is as follows:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥619,444	¥1,994,960	$280,984
Charge to (reversal of) allowance	1,375,516	(1,392,516)	(196,132)
Less: written off	—	—	—
Ending balance	¥1,994,960	¥602,444	$84,852

NOTE 6. LOANS TO THIRD PARTIES

Loans to third parties consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Working fund to third party companies	¥123,055,874	¥97,874,144	$13,785,285
Less: Long term portion	—	(18,500,000)	(2,605,671)
Loans to third parties	¥123,055,874	¥79,374,144	$11,179,614

Loans to third parties are mainly used for short-term funding to support the Company’s external business partners and at the same time the Company can earn interest income from these loans. Most of these loans bear interest and have terms of no more than one year, except one of the loans to third party has term of three years. The Company periodically reviewed the loans to third parties as to whether their carrying values remain realizable. The Company believes that the risk associated with the above loans are relatively low based on the evaluation of the creditworthiness of these third-party debtors and the relationships with them. As the date of this report,

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

approximately 63.1%, or ¥61.8 million ($8.7 million) was collected by the Company and the remaining part was expected to be paid in full by end of January 2025.

NOTE 7. CONTRACT COSTS, NET

Contract costs, net consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Third Party	RMB	(Unaudited)	(Unaudited)
Contract costs	¥52,158,840	¥41,886,747	$5,899,625
Allowance for credit losses	(2,586,155)	(4,562,923)	(642,674)
Total contract costs, net	¥49,572,685	¥37,323,824	$5,256,951

As of December 31, 2023, total contracts costs, net amounted to ¥37,323,824 ($5,256,951), of which 18.5%, or ¥6.9 million ($1.0 million) have been subsequently realized as the date of this report, and the remaining balance is expected to be utilized by December 2024.

Net recovery of provision for credit losses of contract costs was ¥3,751,575 for the six months ended December 31, 2022. Provision for credit losses of contract costs was ¥1,939,135 ($273,122) for the six months ended December 31, 2023.

Movement of allowance for credit losses of contract costs is as follows:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Beginning balance	¥4,063,482	¥2,586,155	$364,252
Reversal of allowance	(1,720,095)	1,939,135	273,122
Charge to cost of sales	242,768	37,633	5,300
Ending balance	¥2,586,155	¥4,562,923	$642,674

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Motor vehicles	¥5,176,175	¥3,699,101	$521,007
Office equipment and fixtures	1,440,819	1,401,599	197,411
Production equipment	31,115,843	31,231,574	4,398,875
Leasehold improvement	2,260,000	2,260,000	318,314
Total cost	39,992,837	38,592,274	5,435,608
Less: accumulated depreciation	(14,297,511)	(14,157,788)	(1,994,083)
Less: accumulated impairment	(942,462)	(942,462)	(132,743)
Property and equipment, net	¥24,752,864	¥23,492,024	$3,308,782

Depreciation expenses were ¥1,602,166 and ¥1,426,971 ($200,985) for the six months ended December 31, 2022 and 2023, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Income from property and equipment disposal was ¥12,782 and ¥32,252 ($4,543) for the six months ended December 31,2022 and 2023, respectively.

NOTE 9. BUSINESS ACQUISITION AND INVESTMENT IN UNCONSOLIDATED ENTITY

(U)Step Acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”)

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 (27,059 shares post 2024 Reverse Split) restricted Class A Ordinary Shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume (“GMV”) of FGS’ mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company owned 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS.

On February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021 (“Acquisition Date”), two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS’ performance goal about the number of gas stations and cancellation of the related lock-up terms on the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares of the Company (reflecting the effect of one-for-five reverse share split) issued per the agreement signed on August 21, 2018. FGS failed to complete one of the three goals set up in the investment agreement. As a consequence, the Company shall cancel one third of the 487,057 (27,059 shares post 2024 Reverse Split) Restricted Shares, which shall be 162,352 (9,020 shares post 2024 Reverse Split) Restricted Shares. According to this new arrangement, the Company waived the goals and cancellation of the shares as a deemed consideration of the 8% equity. Based on the share price $1.61 ($28.98 post 2024 Reverse Split) on January 13, 2021, the fair value of the waived performance goal equals to ¥1,689,807 ($261,667). As a result, the Company owns 51% interest of FGS and this transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of ¥979,254 arising from revaluation of previously held equity interest was recognized during the year ended June 30, 2021.

The Company retained independent appraisers to advise management in the determination of the fair value of customers relationship and goodwill. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date. The carrying value of other assets and liabilities other than customer relationship and goodwill, are approximate at their fair value as of the Acquisition Date.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	RMB	US Dollars
Cash	¥471,843	$66,458
Accounts receivable, net	831,049	117,051
Other receivables, net	144,285	20,322
Contract costs, net	75,250	10,599
Prepaid expenses	91,132	12,836
Property and equipment, net	118,130	16,638
Intercompany receivables*	6,850,000	964,802
Intangible assets- customer relationship	7,000,000	985,929
Goodwill	6,996,895	985,492
Accounts payable	(1,032,078)	(145,365)
Other payables	(1,273,182)	(179,324)
Other payable- related parties	(479,959)	(67,601)
Deferred revenue	(39,786)	(5,604)
Accrued payroll and employees’ welfare	(1,629,519)	(229,513)
Taxes payable	(64,253)	(9,050)
Deferred tax liability	(1,050,000)	(147,889)
Total	¥17,009,807	$2,395,781
Cash considerations	—	—
Deemed equity consideration to acquire 8% equity interest in FGS	1,689,807	238,004
Fair value of previously held equity interest	30,530,000	4,300,061
Non-controlling interest	34,790,000	4,900,069
Capital contribution receivable due from non-controlling Interest	(50,000,000)	(7,042,353)
Total	¥17,009,807	$2,395,781

*Intercompany receivables from Nanjing Recon and BHD are eliminated upon consolidation.

The noncontrolling interest has been recognized at fair value net with subscription receivable on the acquisition date.

Goodwill and intangible assets

The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill is not expected to be deductible for tax purposes. In conjunction with the preparation of our consolidated financial statement for the six months ended December 31, 2022 and 2023, the management performed evaluation on the impairment of goodwill and concluded that there was no impairment for goodwill for the six months ended December 31, 2022 and 2023. As of December 31, 2023, goodwill was fully impaired.

The identifiable goodwill acquired and the carrying value as of December 31, 2023 is as follows:

	Fair Value
	RMB	US Dollars
	(Unaudited)	(Unaudited)
Goodwill	¥6,996,895	$985,492
Less: impairment	(6,996,895)	(985,492)
The carrying value of goodwill as of December 31, 2023	¥—	$—

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The fair value of identified intangible assets, which is customer relationship, and its estimated useful lives as of December 31, 2023 is as follows:

			Average
			Useful Life
	Fair Value		(in Years)
	RMB	US Dollars
	(Unaudited)	(Unaudited)
Intangible assets - customer relationship	¥7,000,000	$985,929	10
Less: accumulated amortization	(1,750,000)	(246,482)
Less: impairment	(5,250,000)	(739,447)
Intangible assets - customer relationship, net	¥—	$—

The amortization expense of customer relationship was ¥350,000 and ¥nil for the six months ended December 31, 2022 and 2023, respectively.

Impairment loss for intangible assets - customer relationship was all ¥nil for the six months ended December 31, 2022 and 2023, respectively. As intangible assets - customer relationship was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the intangible assets - customer relationship during the year ended June 30, 2023.

NOTE 10. LEASES

The Company leases office spaces and land use rights under non-cancelable operating leases, with terms ranging from one to fifty years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Rights of use lease assets - current	¥—	¥1,714,263	$241,449
Less: impairment	—	(834,975)	(117,604)
Rights of use lease assets, net - current	—	879,288	123,845

Rights of use lease assets - non - current	3,489,875	16,204,906	2,282,413
Less: impairment	(834,975)	—	—
Rights of use lease assets, net - non - current	2,654,900	16,204,906	2,282,413
Operating lease liabilities – current	¥3,066,146	¥722,857	$101,812
Operating lease liabilities – non-current	25,144	341,366	48,080
Total operating lease liabilities	¥3,091,290	¥1,064,223	$149,892

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

	June 30,	December 31,
	2023	2023
		RMB
	RMB	(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	23.90	23.50
Weighted average discount rate	5.0%	5.0%

Operating lease costs and short-term lease costs for the six months ended December 31, 2022 were ¥1,694,074 and ¥480,040, respectively.

Operating lease costs and short-term lease costs for the six months ended December 31, 2023 were ¥1,659,302 ($233,708) and ¥313,533 ($44,160), respectively.

Impairment loss for the ROU was all ¥nil for the six months ended December 31,2022 and 2023, respectively. As ROU of FGS was not able to generate enough future cashflow. Therefore, the Company decided to record full impairment of the ROU during the year ended June 30, 2023.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

	RMB	US Dollars
Twelve months ending June 30,	(Unaudited)	(Unaudited)
2024	¥1,045,399	$147,241
2025	26,400	3,718
Total lease payments	1,071,799	150,959
Less: imputed interest	(7,576)	(1,067)
Present value of lease liabilities	1,064,223	149,892
Less: operating lease liabilities – current	722,857	101,812
Operating lease liabilities – non-current	¥341,366	$48,080

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Third Parties	RMB	(Unaudited)	(Unaudited)
Professional service fees	¥2,246,101	¥304,474	$42,884
Distributors and employees	3,073,289	712,173	100,307
Accrued expenses	200,218	193,274	27,222
Others	299,402	478,245	67,360
Total	¥5,819,010	¥1,688,166	$237,773

	June 30,	December 31,	December 31,
	2022	2023	2023
		RMB	US Dollars
Related Parties	RMB	(Unaudited)	(Unaudited)
Expenses paid by the major shareholders	¥1,796,309	¥1,663,858	$234,350
Due to family members of the owners of BHD and FGS	545,159	545,159	76,784
Due to management staff for costs incurred on behalf of the Company	250,927	—	—
Total	¥2,592,395	¥2,209,017	$311,134

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 12. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
VAT payable	¥699,601	¥720,872	$101,533
Income tax payable	440,030	536,071	75,504
Other taxes payable	23,375	445,955	62,811
Total taxes payable	¥1,163,006	¥1,702,898	$239,848

NOTE 13. BANK LOANS

Short-term bank loans consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Bank of Kunlun (1)	¥950,000	¥827,000	$116,481
Industry and Commercial Bank of China (“ICBC”) (2)	10,000,000	10,007,639	1,409,546
China Construction Bank (3)	1,501,481	1,501,646	211,502
Total short-term bank loans	¥12,451,481	¥12,336,285	$1,737,529
(1)	On August 31, 2022, the Company entered into a loan agreement with Bank of Kunlun to borrow up to ¥2,900,000 ($408,456) as working capital for eighteen months, with a maturity date of February 29, 2024. The loan has a fixed interest rate of 6.0% per annum. The Company made a withdrawal in an amount of ¥1,000,000 ($140,847) on August 31, 2022. During the year ended June 30, 2023, the Company repaid ¥50,000 ($7,042). During the six months ended December 31, 2023, the Company repaid ¥ 123,000 ($17,324). The loan is guaranteed by the non-controlling shareholder of Gan Su BHD. The Company also pledged the accounts receivable from the contracts the Company entered into with CNPC as collateral for this loan, and the total value of the contracts are approximately ¥6.5 million (approximately $1.0 million). From December 31, 2024, to the date of this report, the Company repaid ¥8,269 ($1,165).
(2)	On June 6, 2023, the Company entered into a revolving loan facility with ICBC to borrow up to ¥ 10,000,000 ($1,408,471) as working capital for one year, with a maturity date of June 7, 2024. The loan has a fixed interest rate of 2.5% per annum. The Company made the first withdrawal in an amount of ¥5,000,000 ($704,235) on June 9, 2023, with a maturity date of June 7, 2024. Company made the second withdrawal in an amount of ¥5,000,000 ($704,235) on June 13, 2023, with a maturity date of June 7, 2024. These loans are pledged by the self-owned housing property of one of the founders of the Company with carrying value of approximately ¥17.6 million (approximately $2.4 million) as collateral for these loans. As the date of this report, the Company has fully repaid the principal of the loan and the interest payable.
(3)	On August 31, 2022, the Company entered into a revolving loan facility with China Construction Bank to borrow up to ¥1,500,000 ($211,271) as working capital for twelve months, with a maturity date of June 9, 2024. The loan has a fixed interest rate of 3.95% per annum. The loan is guaranteed by the non-controlling shareholder of FGS. As the date of this report, the Company has fully repaid the principal of the loan and the interest payable.

Interest expense for the short-term bank loan was ¥227,918 and ¥159,276 ($22,434) for the six months ended December 31,2022 and 2023, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 14. SHORT-TERM BORROWINGS DUE TO RELATED PARTIES

Short-term borrowings due to related parties consisted of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
Short-term borrowings due to related parties:	RMB	(Unaudited)	(Unaudited)
Short-term borrowing from a Founder, 3.65% annual interest, due on December 26, 2023	¥10,004,055	¥—	$—
Short-term borrowing from a Founder, 3.40% annual interest, due on June 4, 2024*	4,993,950	4,994,892	703,516
Short-term borrowing from a Founder, 3.40% annual interest, due on June 16, 2024*	5,020,217	5,021,164	707,216
Short-term borrowing from a Founder, 3.45% annual interest, due on December 28, 2024	—	10,003,833	1,409,010
Total short-term borrowings due to related parties	¥20,018,222	¥20,019,889	$2,819,742

*On May 29, 2024, the Company entered into a three-year supplemental agreement with the founder, changing the term of the loan from May 29, 2024 to April 29, 2027 and the annual interest rate to 3.75%.

No short-term borrowings due to related parties were guaranteed or collateralized as of June 30, 2023 and December 31, 2023.

Interest expense for short-term borrowings due to related parties were ¥142,725 and ¥338,338 ($47,654) for the six months ended December 31, 2022 and 2023, respectively.

NOTE 15. CLASS A ORDINARY SHARES

Share offering

On April 5, 2021, the Company held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2020. At the Annual Meeting, the Company’s shareholders approved a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 (8,333,333 shares post 2024 Reverse Split) Class A Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) (US$1.67 post 2024 Reverse Split) each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 (¥0.62) each. The change from Ordinary Shares to Class A Ordinary Shares is reflected with the NASDAQ Capital Market and in the marketplace at the open of business on April 12, 2021, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the NASDAQ Capital Market under the symbol “RCON” and under the CUSIP Number of G7415M124. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 6,014,102 (334,117 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share and 2,800,000 (155,556 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $55.0 million before deducting the placement agent’s fees and other offering expenses in an aggregate amount of ¥30,408,264, or $4.7 million.

On March 15, 2023, the Company and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 8,827,500 (490,417 shares post 2024 Reverse Split) Class A Ordinary Shares, par value $0.0925 (US$1.67 post 2024 Reverse Split) per share and 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants (the “Pre-Funded Warrants”) to purchase

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Class A Ordinary Shares in a registered direct offering, and warrants to purchase up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $8.0 million before deducting the placement agent’s fees and other estimated offering expenses.

On October 16, 2023, 1,175,000 (65,278 pre-funded warrants post 2024 Reverse Split) pre-funded warrants issued on March 15, 2023 were exercised by investor and 1,175,000 (65,278 shares post 2024 Reverse Split) Class A Ordinary shares were issued and being outstanding.

The following table summarizes the Company’s Pre-Funded Warrants activities and status of Pre-Funded Warrants as of December 31, 2023:

		Weighted	Average
		Average	Remaining
	Pre-Funded	Exercise Price	Period
Pre-Funded Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2022	—	$—	—
Issued	65,278	0.18	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	65,278	$0.18	5.22
Issued	—	—	—
Forfeited	—	—	—
Exercised	(65,278)	0.18	—
Expired	—	—	—
Outstanding as of December 31, 2023	—	$—	—

* Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital of the companies. As of June 30, 2023 and December 31, 2023, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($584,364), respectively.

NOTE 16. ORDINARY SHARES PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 (50,617 shares post 2024 Reverse Split) Class A Ordinary Shares at an exercise price of $2.25 ($40.50 post 2024 Reverse Split) per Class A Ordinary Share, which was amended to $1.25 ($22.50 post 2024 Reverse Split) per Class A Ordinary Shares on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised and all the underlying shares were issued.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 (93,333 shares post 2024 Reverse Split) Class A Ordinary Shares at an exercise price of $1.25 ($22.50 post 2024 Reverse Split) per Class A Ordinary Share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of June 30, 2021, all warrants were exercised.

In June 2021, the Company issued to some institutional investors warrants to purchase an aggregate of up to 8,814,102 (489,673 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2021”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $34,860,000. During the year ended June 30, 2023, the exercise price of warrants to purchase an aggregate of up to 7,950,769 (441,710 shares post 2024 Reverse Split) Class A Ordinary Shares was adjusted to $0.80 ($14.40 post 2024 Reverse Split), and the exercise price of the remaining warrants to purchase an aggregate of up to 863,333 (47,963 shares post 2024 Reverse Split) Class A Ordinary Shares remained at $6.24 ($112.32 post 2024 Reverse Split).

On December 14, 2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 7,950,769 (441,710 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant was $0.25 ($4.50 post 2024 Reverse Split). As of December 31,2023, The Company still holds the investor 863,333 (47,963 warrants post 2024 Reverse Split) warrants. As of June 30, 2023 and December 31, 2023, the fair value of the warrant liability of the Warrant 2021 was $1,930,000 and $140,000 (¥993,986). During the six months ended December 31, 2022 and 2023, there was change in fair value of warrant liability in an aggregate amount of $2,880,000 and $197,692, respectively.

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	December 31,	June 30,
Input	2023	2023
Number of warrants*	47,963	47,963	441,710
Share price*	$0.23	$0.34	0.34
Risk-free interest rate	4.02%	4.41%	4.41%
Volatility	119%	127%	127%
Exercise price*	$112.32	$112.32	14.40
Warrant life	2.96 years	3.47 years	3.47 years

* Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

On March 15, 2023, the Company issued to some institutional investors warrants to purchase an aggregate of up to 10,002,500 (555,694 shares post 2024 Reverse Split) Class A Ordinary Shares. (the “Warrant 2023”) The warrants are subject to deemed-liquidation redemption features and are therefore classified as a liability in accordance with FASB ASC 480. Warrant liability is classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities. The warrant liability is re-valued at each reporting period with the change in fair value recorded through earnings. The Company established the initial fair value of the warrants at $2,750,000.

On December 14,2023, the Company entered into a Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back an aggregate of 10,002,500 (555,694 warrants post 2024 Reverse Split) warrants from the investors, and the investors agreed to sell the Warrants back to the Company. The purchase price for each Warrant is $0.25 ($4.50 post 2024 Reverse Split). On December,14, 2023, Company bought back all warrants 2023 from the investors. As of June 30, 2023 and December 31, 2023, the fair value of the warrant liability of the Warrant 2023 was $2,430,000 and $nil. During the six months ended December 31, 2022 and 2023, there was change in fair value of warrant liability in an aggregate amount of $nil and $70,625, respectively.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The key inputs into the Black-Scholes model were as follows at their measurement dates:

	December 31,	June 30,
Input	2023	2023
Number of warrants*	—	555,694
Share price*	$—	$0.34
Risk-free interest rate	—%	3.59%
Volatility	—%	110%
Exercise price*	$—	$14.40
Warrant life	—	5.22 years

* Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following table presents information about the Company’s warrants that were measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

		Quoted Prices In	Significant Other	Significant Other
	June 30,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$4,360,000	$—	$—	$4,360,000

		Quoted Prices In	Significant Other	Significant Other
	December 31,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability - non-current	$140,000	$—	$—	$140,000

The following table summarizes the Company’s Warrants activities and status of Warrants as of December 31, 2023:

		Weighted	Average
		Average	Remaining
		Exercise Price	Period
Warrants	Warrants*	Per Share*	(Years)
Outstanding as of June 30, 2022	489,673	$112.32	4.46
Issued	555,694	14.40	5.50
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of June 30, 2023	1,045,367	$18.90	4.40
Issued	—	—	—
Redeemed	(997,404)	14.40	—
Forfeited	—	—	—
Exercised	—	—	—
Expired	—	—	—
Outstanding as of December 31, 2023	47,963	$112.32	2.96

* Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

December 31,
Description	2023
Warrant liability -current *	$1,200,000

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

* On December 14, 2023, company bought back an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the Sellers. Warrant Purchase Agreement stipulated that “The Company has agreed that if the Company repurchases any other warrants prior to June 14, 2024 at a higher purchase price per Warrant than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the purchase prices per Warrant. Similarly, if the Company enters into or announces any Fundamental Transactions as defined in the Warrants, and the Black-Scholes Value is a purchase price per Warrant that is higher than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the Black-Scholes Value purchase price per Warrant and the stated purchase price per Warrant in the Warrant Purchase Agreement”. The Company accrued an estimated liability of $1,200,000 based on the potential for future significant transaction compensation in contracts to repurchase investor warrants during the six months ended December 31, 2023.

NOTE 17. SHARE-BASED COMPENSATION

Share-Based Awards Plan

The following is a summary of the share options activity:

Weighted
Average
Exercise Price
Share Options	Shares*	Per Share*
Outstanding as of June 30, 2022	4,444	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of June 30, 2023	4,444	$148.50
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding as of December 31, 2023	4,444	$148.50

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following is a summary of the status of options outstanding and exercisable as of December 31, 2023:

Outstanding Options			Exercisable Options
		Average			Average
		Remaining			Remaining
Average Exercise		Contractual	Average Exercise		Contractual
Price*	Number*	life (Years)	Price*	Number*	life (Years)
$148.50	4,444	1.08	$148.50	4,444	1.08
	4,444			4,444

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The Share-based compensation expense recorded for stock options granted were all ¥nil for the six months ended December 31, 2022 and 2023, respectively. No unrecognized share-based compensation for stock options as of December 31, 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Restricted Shares to Senior Management

As of December 31, 2023, the Company has granted restricted Class A Ordinary Shares to senior management and employees as follows:

On August 21, 2018, the Company granted 391,200 (21,733 shares post 2024 Reverse Split) restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing share price $6.45 ($116.10 post 2024 Reverse Split) at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on September 3, 2021.

On February 28, 2022, the Company granted 1,642,331 (91,241 shares post 2024 Reverse Split) Class A Ordinary Shares to its employees as compensation cost for awards. The fair value of the restricted shares was $1,708,024 based on the closing share price $1.04 ($18.72 post 2024 Reverse Split) at February 28, 2022.These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of June 30, 2023, 547,444 (30,414 shares post 2024 Reverse Split) shares were vested and the remaining 1,094,887 (60,827 shares post 2024 Reverse Split) shares will not be vested until February 28, 2025.

On March 15, 2023, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to its employee as compensation for service to the Company on new business exploration. The service period was six months from the date of grant. All of the restricted shares were issued on March 15, 2023 and the granted shares under this plan will not be vested until September 15, 2023.

Nil and nil restricted Class A restricted shares were issued and outstanding for the six months ended December 31, 2022 and 2023, respectively, for all the plans mentioned above.

As of December 31, 2023, the Company has granted restricted Class B Ordinary Shares to senior management as follows:

On December 5, 2021, the Company granted 2,500,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $4,175,000 based on the fair value of the share price $1.67 at December 5, 2021. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on December 5, 2021.

On February 28, 2022, the Company granted 1,600,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $1,694,000 based on the fair value of share price $1.06 at February 28, 2022. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on February 28, 2022.

On March 9, 2023, the Company granted 3,000,000 restricted shares to its management as compensation cost for awards. The fair value of the restricted shares was $3,025,000 based on the fair value of share price $1.01 at March 9, 2023. These restricted shares vested immediately on the grant date. All granted shares under this plan are issued and outstanding on March 9, 2023.

Nil and nil restricted Class B restricted shares were issued and outstanding during the six months ended December 31, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management was ¥1,796,417 and ¥2,866,560 ($403,747) for the six months ended December 31, 2022 and 2023, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of December 31, 2023 was approximately ¥4.7 million ($0.7 million), which is expected to be recognized over a weighted average period of approximately 1.16 years.

Restricted Shares for services

As of December 31, 2023, the Company has granted restricted Class A Ordinary Shares to consultant as follows:

On November 10, 2021, the Company signed a service agreement with Starry. As the service consideration, the Company should issue 500,000 (27,778 shares post 2024 Reverse Split) restricted Class A Ordinary Shares which vested in equal monthly amounts through the end of December 31, 2021. Half of the restricted Class A Ordinary Shares was valued based on the closing share price of $1.60 ($28.80 post 2024 Reverse Split) on December 10, 2021 and the other half was valued based on the closing share price of $1.31

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

($23.58 post 2024 Reverse Split) on December 31, 2021. 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued on December 10, 2021 and the remaining 250,000 (13,889 shares post 2024 Reverse Split) restricted Class A Ordinary Shares were issued in January 2022.

On January 5, 2022, the Company signed a consulting agreement with Lintec Information Ltd (the “Consultant”). As the service consideration, the Company issued 1,050,000 (58,333 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $1,354,500 based on the closing share price of $1.29 ($23.22 post 2024 Reverse Split) on January 5, 2022 to the Consultant as payment for being the Company’s investment and financial advisor for a period of one year. The vesting period of these shares was one year from the date of contract. All of the restricted shares were issued under this plan on January 5, 2022 and all of the granted shares under this plan was vested as of June 30, 2023.

On March 15, 2023, the Company signed a consulting agreement with some business consultants (the “Consultants”). As the service consideration, the Company issued 1,000,000 (55,556 shares post 2024 Reverse Split) restricted Class A Ordinary Shares with a value of $372,600 based on the closing share price of $0.3726 ($6.71 post 2024 Reverse Split) on March 15, 2023 to the Consultants as compensation for acting as advisors to the Company on new business exploration. The vesting period of these shares was six months from the date of contract. All of the restricted shares were issued under this plan on March 15, 2023 and the granted shares under this plan have been vested until September15, 2023.

¥Nil and ¥nil restricted Class A restricted shares were issued and outstanding during the six months ended December 31, 2022 and 2023, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for service was ¥4,304,857 and ¥1,070,144 ($150,726) for the six months ended December 31, 2022 and 2023, respectively.

Following is a summary of the restricted shares granted:

Restricted share grants	Shares*
Non-vested as of June 30, 2022	120,407
Granted	277,778
Vested	(226,247)
Non-vested as of June 30, 2023	171,938
Granted	—
Vested	(111,111)
Non-vested as of December 31, 2023	60,827

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

The following is a summary of the status of restricted share at December 31, 2023:

Outstanding Restricted Shares
		Average
		Remaining
Fair Value per		Amortization
Share*	Number*	Period (Years)
$18.72	60,827	1.16
	60,827

*Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

NOTE 18. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and expired on November 22, 2022. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as October 12, 2022 and will expire on October 12, 2025.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and expired on October 31, 2021. BHD reapplied for a high-technology company certificate, and the new certificate was approved as December 17, 2021 and will expire on December 17, 2024.

Income (loss) before provision for income taxes consisted of:

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Outside China areas	¥(32,395,145)	¥(14,621,317)	$(2,059,369)
China	2,531,634	(8,390,493)	(1,181,776)
Total	¥(29,863,511)	¥(23,011,810)	$(3,241,145)

Deferred tax assets, net is composed of the following:

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Deferred tax assets:
Allowance for credit losses	¥1,019,592	¥1,285,544	$181,065
Impairment for inventory	90,322	35,646	5,021
Net operating loss carryforwards	23,290,731	24,263,351	3,417,422
Subtotal	24,400,645	25,584,541	3,603,507
Less: Valuation allowance	(24,107,246)	(25,304,762)	(3,564,101)
Total deferred tax assets, net	¥293,399	¥279,779	$39,406
Deferred tax liabilities:
Accelerated amortization of intangible assets	(146,511)	(132,891)	(18,717)
Gain on the previously held equity method investment	(146,888)	(146,888)	(20,689)
Recognition of customer relationship arising from business combinations	—	—	—
Total deferred tax liabilities	(293,399)	(279,779)	(39,406)
Deferred tax assets, net	¥—	¥—	$—

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of June 30, 2023, the cumulative NOL was approximately ¥133.6 million. During the six months ended December 31, 2023, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incurred an additional NOL carryforwards of approximately ¥4.2 million ($0.6 million). As of December 31, 2023, there are $13.2 million ($1.9 million) of the cumulative NOL that have expired, resulting in a cumulative NOL carryforwards of approximately ¥124.6 million ($17.6 million) as of December 31, 2023.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The NOL will expire over the next five years as follows:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2024	¥10,484,902	$1,476,768
2025	19,617,124	2,763,014
2026	32,533,742	4,582,282
2027	27,137,905	3,822,294
2028	34,868,363	4,911,106
Total	¥124,642,036	$17,555,464

The Company’s income tax expense (benefit) is comprised of the following:

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax provision	¥9,180	¥96,041	$13,527
Deferred income tax provision	—	—	—
Expense for income tax	¥9,180	¥96,041	$13,527

NOTE 19. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2023
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$917,904
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,739,481)
Unappropriated retained earnings (deficit)	3,477,494	3,616,001	(6,336,893)	(1,561,196)	(1,796,762)	(2,601,356)	(358,742)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,234)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,797,760
Total non-controlling interests	¥5,109,644	¥3,804,148	¥(1,531,893)	¥(1,561,196)	(15,876,762)	¥(10,056,059)	$(1,386,793)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	As of December 31, 2023
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	FGS	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥—	¥—	¥6,656,000	$937,478
Capital contribution receivable due from non-controlling Interest	—	—	—	—	(48,870,000)	(48,870,000)	(6,883,196)
Unappropriated retained earnings (deficit)	3,818,698	3,616,001	(6,982,801)	(1,569,913)	(2,037,170)	(3,155,185)	(444,398)
Accumulated other comprehensive loss	(18,850)	(11,853)	—	—	—	(30,703)	(4,324)
Valuation increase shared by minority shareholders	—	—	—	—	34,790,000	34,790,000	4,900,069
Total non-controlling interests	¥5,450,848	¥3,804,148	¥(2,177,801)	¥(1,569,913)	¥(16,117,170)	¥(10,609,888)	$(1,494,371)

NOTE 20. CONCENTRATIONS

Credit risk

As of June 30, 2023 and December 31, 2023, approximately ¥45.5 million and ¥ 101.2 million ($14.3 million) of the Company’s cash was on deposit at financial institutions in the PRC, respectively. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥40.0 million and ¥96.8 million ($13.6 million) as of June 30, 2023 and December 31, 2023, respectively. As of June 30, 2023 and December 31, 2023, approximately ¥240.3 million and ¥154.6 million ($21.8 million) of the Company’s cash was on deposit at financial institutions in the Hong Kong, respectively. Per Hong Kong regulations, the maximum insured bank deposit amount is HKD 500,000 for each financial institution. The Company’s total unprotected cash held in banks amounted to approximately ¥238.8 million and ¥152.9 million ($21.5 million) as of June 30, 2023 and December 31, 2023, respectively.

Customer concentration risk

For the six months ended December 31, 2022, CNPC represented 41%, SINOPEC represented 31%, and another customer represented 10% of the Company’s total revenue, respectively. At December 31, 2022, CNPC accounted for 43%, SINOPEC represented 18% and another customer accounted for 14% of the Company’s trade accounts receivable, net, respectively.

For the six months ended December 31, 2023, CNPC represented 56%, SINOPEC represented 19%, CNOOC represented 15%, and another customer represented 10% of the Company’s total revenue, respectively. At December 31, 2023, CNPC accounted for 34%, SINOPEC represented 14%, CNOOC represented 21%, and another customer accounted for 30% of the Company’s trade accounts receivable, net, respectively.

NOTE 21. COMMITMENTS AND CONTINGENCY

(a)   Contingency

Severance payments

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employment contracts are terminated. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2023, the Company estimated its severance payments of approximately ¥7.9 million ($1.1 million) which has not been reflected in its consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Legal contingencies

On December 1, 2021, Henan Puxinfangfu Construction Engineering Co., Ltd. (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Suzhou District, Jiuquan City, Gansu Province (the “Court”) against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. The Plaintiff also applied for property preservation before litigation to preserve the bank account of the Company. On December 1, 2021, the Court issued a judgement and approximately ¥0.7 million ($0.1 million) of Gan Su BHD’s bank balance was became restricted for one year. On April 7, 2022 and June 9, 2022, the Court issued first and second judgement which stated that the case to transfer to People’s Court of Yumen for jurisdiction. As of June 30, 2023, Gan Su BHD recorded ¥1.82 million (approximately $0.3 million) account payable due to the Plaintiff, and the compensation claimed by the Plaintiff was approximately ¥2.0 million (approximately $0.3 million). On January 9, 2023, the People’s Court of Yumen City, Gansu Province issued its civil judgement, pursuant to which the Company is required to pay the Plaintiff a settlement payment totaling approximately ¥1.8 million (approximately $0.3 million), including the money compensation and interests. As of December 31,2023, the Company has paid ¥855,197 (approximately $117,937) to the Plaintiff.

On April 30, 2023, Jiuquan Third Construction and Installation Engineering Company (“the Plaintiff”) submitted a Civil Complaint to the People’s Court of Yumen, Jiuquan City, Gansu Province against Gan Su BHD. The complaint requested that Gan Su BHD shall make the compensation to the Plaintiff for the outstanding trade payable plus the interest, and the litigation fee in this case shall be borne by Gan Su BHD. On August 25, 2023, the Company entered into a Settlement Agreement with the Plaintiff, pursuant to which the Company needs to pay the Plaintiff a total sum of ¥2.8 million (approximately $0.38 million) as settlement payment, including the money compensation and interests. Among which, ¥1.0 million (approximately $0.14 million) is required to be paid by September 25, 2023, ¥1.0 million (approximately $0.14 million) is required to be paid by October 25, 2023, and the remaining balance is required to be paid by November 25, 2023. As of December 31,2023, the Company has paid ¥1.3 million (approximately $0.18 million) to the Plaintiff.

(b)   Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of December 31, 2023 are payable as follows:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2024	¥23,357,995	$3,289,905
2025	300,000	42,254
Total minimum payments required	¥23,657,995	$3,332,159

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces. Future payments under such leases were included in lease liabilities as disclosed in Note 10, other than those within under lease agreements within one year which are disclosed as follows as of December 31, 2023:

	RMB	US Dollars
Twelve months ending December 31,	(Unaudited)	(Unaudited)
2024	¥692,500	$97,537
Total	¥692,500	$97,537

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 22. RELATED PARTY TRANSACTIONS AND BALANCES

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥94,167 ($13,263) with annual rental expense at ¥1.1 million ($0.16 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	US Dollars
Nanjing Recon	One of the founders	April 1, 2022 - March 31, 2024	¥40,000	$5,634
BHD	One of the founders	January 1, 2023 - Dec 31, 2023	31,667	4,460
BHD	One of the founders	January 1, 2023 - Dec 31, 2023	22,500	3,169

As of June 30, 2023, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥335,976 ($46,333) and ¥335,976 ($46,333), respectively.

As of December 31, 2023, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥113,361 ($15,967) and ¥113,361 ($15,967), respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 13).

NOTE 23. VARIABLE INTEREST ENTITIES

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Summary information regarding consolidated VIEs and their subsidiaries is as follows:

	June 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	US Dollars
ASSETS
Current Assets
Cash	¥37,661,118	¥23,902,252	$3,366,562
Restricted cash	731,545	3,904	550
Short-term investments	—	18,000,000	2,535,247
Notes receivable	3,742,390	12,532,717	1,765,196
Accounts receivable, net	27,453,415	30,813,885	4,340,045
Inventories, net	6,330,701	1,855,535	261,347
Other receivables, net	11,618,275	4,155,097	585,233
Loans to third parties	37,770,188	26,841,513	3,780,548
Purchase advances, net	1,592,761	1,996,413	281,189
Contract costs, net	49,572,685	32,373,824	4,559,758
Prepaid expenses	121,329	193,859	27,303
Operating lease right-of-use assets, net - current	—	879,288	123,845
Total current assets	176,594,407	153,548,287	21,626,823

Property and equipment, net	24,752,864	23,492,024	3,308,782
Long-term other receivables, net	3,640	—	—
Long-term loan to third parties	—	18,500,000	2,605,671
Operating lease right-of-use assets, net - non-current	2,654,900	1,219,978	171,830
Total Assets	¥204,005,811	¥196,760,289	$27,713,106

LIABILITIES
Short-term bank loans	¥12,451,481	¥12,336,285	$1,737,529
Accounts payable	10,791,721	12,062,861	1,699,018
Other payables	3,904,135	1,340,788	188,846
Other payable- related parties	1,356,915	2,162,184	304,537
Contract liabilities	2,748,361	4,888,749	688,566
Accrued payroll and employees’ welfare	1,048,061	1,077,495	151,762
Intercompany payables*	263,935,922	259,617,001	36,566,290
Taxes payable	1,163,237	1,265,868	178,294
Short-term borrowings - related parties	20,018,222	20,019,889	2,819,742
Operating lease liabilities - current	3,066,146	1,038,354	146,248
Total current liabilities	320,484,201	315,809,474	44,480,832

Operating lease liabilities - non-current	25,144	25,869	3,644
Total Liabilities	¥320,509,345	¥315,835,343	$44,484,476

*Intercompany payables are eliminated upon consolidation.

The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2022 includes revenues of ¥45,559,591 ($6,604,466), operating expenses of ¥11,643,918 ($1,687,940), and net income of ¥2,974,474 ($431,189). The financial performance of VIEs and their subsidiaries reported in the unaudited condensed consolidated interim statement of operations and comprehensive income for the six months ended December 31, 2023 includes revenues of ¥45,256,672 ($6,374,269), operating expenses of ¥21,646,029 ($3,048,779), and net loss of ¥6,890,440 ($970,498).

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 24. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has four operating segments: automation product and software, equipment and accessories, oilfield environmental protection and platform outsourcing services.

The following tables present summary information by segment for the six months ended December 31, 2022 and 2023, respectively:

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	US Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Automation product and software	¥19,055,227	¥17,552,892	$2,472,273
Equipment, accessories and others	9,730,859	17,867,404	2,516,571
Oilfield environmental protection	12,789,684	8,053,696	1,134,339
Platform Outsourcing Services	3,983,821	1,782,680	251,085
Total revenue	¥45,559,591	¥45,256,672	$6,374,268

	For the six months ended December 31, 2023
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing
	software	and others	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	¥17,552,892	¥17,867,404	¥8,053,696	¥1,782,680	¥45,256,672
Cost of revenue and related tax	14,040,976	12,778,042	6,020,271	311,641	33,150,930
Gross profit	¥3,511,916	¥5,089,362	¥2,033,425	¥1,471,039	¥12,105,742
Depreciation and amortization	¥253,397	¥143,927	¥1,029,646	¥—	¥1,426,970
Total capital expenditures	¥83,253	¥116,191	¥—	¥—	¥199,444
Timing of revenue recognition
Goods transferred at a point in time	¥14,368,994	¥17,867,404	¥8,053,696	¥166,899	¥40,456,993
Services rendered over time	3,183,898	—	—	1,615,781	4,799,679
Total revenue	¥17,552,892	¥17,867,404	¥8,053,696	¥1,782,680	¥45,256,672

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	For the six months ended December 31, 2022
	Automation	Equipment,	Oilfield	Platform
	product and	accessories	environmental	outsourcing
	software	and others	protection	services	Total
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	¥19,055,227	¥9,730,859	¥12,789,684	¥3,983,821	¥45,559,591
Cost of revenue and related tax	14,955,185	6,254,015	9,988,100	1,230,472	32,427,772
Gross profit	¥4,100,042	¥3,476,844	¥2,801,584	¥2,753,349	¥13,131,819
Depreciation and amortization	¥524,970	¥358,954	¥1,038,342	¥30,359	¥1,952,625
Total capital expenditures	¥2,303,311	¥3,008	¥—	¥14,953	¥2,321,272
Timing of revenue recognition
Goods transferred at a point in time	¥19,055,227	¥9,730,859	¥10,282,687	¥3,983,821	¥43,052,594
Services rendered over time	—	—	2,506,997	—	2,506,997
Total revenue	¥19,055,227	¥9,730,859	¥12,789,684	¥3,983,821	¥45,559,591

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Total assets:
Automation product and software	¥167,009,315	¥157,269,367	$22,150,927
Equipment, accessories and others	170,809,759	158,131,921	22,272,414
Oilfield environmental protection	107,393,609	94,285,444	13,279,827
Platform outsourcing services	86,611,894	73,569,497	10,362,047
Total assets	¥531,824,577	¥483,256,229	$68,065,215

NOTE 25. SUBSEQUENT EVENTS

These consolidated financial statements were approved by management and available for issuance on June 28, 2024, and the Company has evaluated subsequent events through this date.

On January 31, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”). Pursuant to the Securities Purchase Agreement, the Company agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Company in the aggregate 100,000,000 (5,555,559 shares post 2024 Reverse Split) of the Company’s Class A Ordinary Shares at USD$0.11 ($1.98 post 2024 Reverse Split) per share for $11,000,000. On February 2, 2024, the Company closed the Private Placement.

On February 22, 2024, Guangxi Recon Renewable Resources Technology Co., Ltd. (“Guangxi Recon”), a fully owned subsidiary established by Recon-IN, with registered capital of $30.0 million., focusing on the Plastic chemical cycles business. The paid in capital was $1.0 million as of the report date.

On February 26, 2024, the Company granted 6,255,483 (347,527 shares post 2024 Reverse Split) restricted Class A Ordinary Shares and 12,900,000 restricted Class B Ordinary Shares to its management and staff. The fair value of the Class A restricted shares was $988,366 based on the fair value of share price $0.158 ($2.844 post 2024 Reverse Split) at February 26, 2024. The fair value of the Class B restricted shares was $2,130,000 based on the fair value of share price $0.17 at February 26, 2024.

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). In connection with the reverse stock split, on March 29, 2024 the Company’s shareholder approved and authorized the Company’s registered office service agent to filed the Fourth Amended and Restated Memorandum and Articles of Association with local registry, and change its authorized share capital from: US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

US$0.0001 each (the “2024 change in capital structure”). As a result of the 2024 Reverse Split, each eighteen pre-split Class A Ordinary Shares outstanding were automatically combined and converted to one issued and outstanding Class A Ordinary Share. No fractional Class A Ordinary Shares were issued to any shareholders in connection with the 2024 Reverse Split. Each shareholder was entitled to receive one Class A Ordinary Shares in lieu of the fractional share that would have resulted from the reverse stock split. The Depository Trust Company (the “DTC”) requested the Company’s transfer agent to issue 54,727 round-up Class A Ordinary Shares. As of May 1, 2024 (immediately prior to the effective date), there were 141,703,218 Class A Ordinary Shares outstanding, and the number of Class A Ordinary Shares outstanding after the 2024 Reverse Split is 7,927,132, taking into account of the effect of rounding fractional shares into whole shares. In addition, all Class A Ordinary Shares, options and any other Class A securities of the Company outstanding immediately prior to the 2024 Reverse Split was retroactively applied by dividing the number of ordinary shares into which the options and other securities are exercisable by 18 and multiplying the exercise price thereof by 18, as a result of the 2024 Reverse Split. All share and earnings per-share information have been retroactively adjusted to reflect the 2024 Reverse-Split. The Company had 500,000,000 authorized Class A Ordinary Shares, par value of $0.0001, of which 1,704,766 and 2,371,573 Class A Ordinary Shares were issued and outstanding as of December 31, 2022 and 2023, retrospectively and respectively. The Company had 80,000,000 authorized Class B Ordinary Shares, par value of $0.0001, of which 4,100,000 and 7,100,000 Class B Ordinary Shares were issued and outstanding as of December 31, 2022 and 2023, retrospectively and respectively.

On March 29, 2024, the company signed an office lease agreement with a lease term from May 1, 2024, to April 30, 2027, and an annual rent of 2.28 million.

On April 24, 2024, Bank of Kunlun Co., Ltd. Tuha Branch (the “Plaintiff”) submitted a civil complaint to the People's Court of Yizhou District, Hami City, Xinjiang Uygur Autonomous Region (the “Court"). The complaint requested: (1) Gan Su BHD to repay the principal and interest of the loan to the Plaintiff, (2) Gan Su BHD to pay the overdue interest to the Plaintiff; (3) Gan Su BHD to pay the attorney's fees to the Plaintiff; (4) Wang Ping, Beijing BHD, and Nanjing Recon to bear joint and several liabilities for the first four claims of the Plaintiff, (5) all costs of the case, including the acceptance fee, mailing fee, preservation fee, and preservation insurance fee, to be borne by the defendants. The Plaintiff also applied for pre-litigation property preservation. On April 24, 2024, the Court issued a ruling to seize and freeze the bank deposits of the respondents Gan Su BHD, Wang Ping, Beijing BHD, and Nanjing Recon, amounting to ¥848,935.63. On May 24, 2024, the Court made a first-instance judgment, ordering (1) Gan Su BHD to repay the Plaintiff the principal of the loan amounting to ¥818,730.95, (2) Gan Su BHD to pay the loan interest of ¥199.51 and the interest from April 1, 2024, until the actual repayment date (calculated based on the actual amount owed at an annual interest rate of 9%), (3) Gan Su BHD to bear the attorney's fees of ¥30,000, (4) Gan Su BHD to bear the preservation agency fee of ¥4,765, (5) Wang Ping, Beijing BHD and Nanjing Recon to bear joint and several liability guarantees for the above four judgment contents and the case acceptance fee.

NOTE 26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2023 and December 31, 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

RECON TECHNOLOGY, LTD

PARENT COMPANY BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,	December 31,
	2023	2023	2023
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
ASSETS
Cash	¥236,146,589	¥34,657,271	$4,881,375
Short-term investments	—	115,950,650	16,331,307
Due from intercompany*	291,525,426	356,442,080	50,203,817
Other current assets	80,036,017	52,568,829	7,404,165
Total Current Assets	607,708,032	559,618,830	78,820,664

Investment in subsidiaries and VIEs	(122,920,490)	(122,676,150)	(17,278,574)
Total Assets	¥484,787,542	¥436,942,680	$61,542,090

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	3,964,912	1,448,570	204,027
Warrant liability - current		8,519,880	1,200,000
Total Current Liabilities	3,964,912	9,968,450	1,404,027

Warrant liability - non-current	31,615,668	993,986	140,000
Total Liabilities	¥35,580,580	¥10,962,436	$1,544,027

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 2,306,295 shares and 2,371,573 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively**	26,932	27,791	3,914
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and December 31, 2023, respectively**	4,693	4,693	661
Additional paid-in capital**	580,340,061	584,275,905	82,293,540
Accumulated deficit	(166,291,897)	(188,845,919)	(26,598,391)
Accumulated other comprehensive income	35,127,173	30,517,774	4,298,339
Total Shareholders’ Equity	449,206,962	425,980,244	59,998,063

Total Liabilities and Shareholders’ Equity	¥484,787,542	¥436,942,680	$61,542,090
*	Due from intercompany are eliminated upon consolidation.
**	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	¥—	¥—	$—
Cost of revenues	—	—	—
Gross profit	—	—	—

General and administrative expenses	16,054,522	11,698,953	1,647,763
Provision for credit losses	—	—	—
Loss from operations	¥(16,054,522)	¥(11,698,953)	$(1,647,763)

Gain (loss) in fair value changes of warrants liability	(20,097,665)	(1,941,195)	(273,412)
Other income (expenses)	3,716,168	(960,280)	(135,253)
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	2,559,601	(7,954,486)	(1,120,366)
Net loss	¥(29,876,418)	¥(22,554,914)	$(3,176,794)

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Foreign currency translation adjustments related to investments in subsidiaries, VIEs and VIEs’ subsidiaries	9,663,701	(4,609,399)	(649,220)
Comprehensive loss attributable to the company	¥(20,212,717)	¥(27,164,313)	$(3,826,014)

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RECON TECHNOLOGY, LTD

PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended December 31,
	2022	2023	2023
	RMB	RMB	U.S. Dollars
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	¥(29,876,418)	¥(22,554,914)	$(3,176,793)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (gain) in fair value changes of warrants liability	20,097,665	10,461,075	1,473,412
Restricted shares issued for management and employees	1,796,417	2,866,560	403,747
Accrued interest income from loans to third parties	—	(3,088,457)	(435,000)
Accrued interest income from short-term investment	—	(2,352,250)	(331,307)
Restricted shares issued for services	4,304,857	1,070,144	150,727
Equity in earnings of subsidiaries and VIEs	(2,559,601)	7,954,486	1,120,366
Other current assets	(14,166,457)	7,289,074	1,026,645
Other current liabilities	(1,080,736)	(2,516,342)	(354,421)
Net cash used in operating activities	(21,484,273)	(870,624)	(122,624)

Cash flows from investing activities:
Repayments from loans to third parties	20,694,900	24,849,650	3,500,000
Payments made for loans to third parties	(48,288,100)	—	—
Payments for short-term investments	—	(113,598,400)	(16,000,000)
Due from intercompany, VIEs and VIEs’ subsidiaries	(80,522,546)	(64,916,652)	(9,143,319)
Net cash used in investing activities	(108,115,746)	(153,665,402)	(21,643,319)

Net cash used in financing activity:
Redemption of warrants	—	(31,866,604)	(4,488,317)
Net cash provided by financing activity	—	(31,866,604)	(4,488,317)

Effect of exchange rate fluctuation on cash	16,278,998	(15,086,688)	(2,124,916)

Net decrease in cash	(113,321,021)	(201,489,318)	(28,379,176)

CASH, beginning of period	296,838,959	236,146,589	33,260,551

CASH, end of period	¥183,517,938	¥34,657,271	$4,881,375